Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2020

(unaudited - expressed in thousands of Canadian dollars)	Note	September 30 2020	December 31 2019

Current Assets
Cash and cash equivalents		$39,751	$6,841
Accounts and other receivables		2,835	6,534
Investments	5	—	405
Inventories		5,795	1,285
Prepaid expenses and other		562	652
		48,943	15,717

Non-Current Assets
Restricted cash and deposits		2,931	2,777
Investments	5	4,699	924
Inventories		—	4,282
Property, plant and equipment	6,9	24,421	16,048
Mineral properties	7	82,860	89,507
Embedded derivative asset	8	19,344	15,160
Other assets		—	938

Total Assets		$183,198	$145,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$8,335	$5,143
Lease liabilities	9	2,514	406
Reclamation management contract loss provision		96	78
Deferred revenue		16	884
Flow-through share premium pending renunciation		—	205
		10,961	6,716
Non-Current Liabilities
Lease liabilities	9	4,533	1,040
Equity investment advance on joint venture		—	—
Reclamation management contract loss provision		46	—
Decommissioning and rehabilitation provision	10	6,687	6,202
Deferred income tax liabilities		2,157	4,725

Total Liabilities		24,384	18,683

Shareholders' Equity		158,814	126,670

Total Liabilities and Shareholders' Equity		$183,198	$145,353
COMMITMENTS	19

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)
______________________________	______________________________
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)		Three months ended		Nine months ended
	Note	2020	2019	2020	2019

Revenues
Reclamation management revenue		795	555	2,233	1,703

Cost of Sales
Reclamation management costs		948	471	2,383	1,756
Total Gross Profit (Loss)		(153)	84	(150)	(53)

Expenses

General and administrative expenses	12	1,793	1,602	5,127	5,769
Mine site maintenance	13	3,410	429	5,451	1,508
		5,203	2,031	10,578	7,277

Operating Loss		(5,356)	(1,947)	(10,728)	(7,330)

Other Income (Expenses)
Other income and expenses	14	(158)	(28)	45	(428)
Gain (loss) on embedded derivative	8	(11,976)	(191)	(15,458)	6,296
Loss Before Taxes		(17,490)	(2,166)	(26,141)	(1,462)

Income Tax Provision (Recovery)
Deferred		(2,249)	68	(3,388)	677
Net Loss from Continued Operations		(15,241)	(2,234)	(22,753)	(2,139)

Discontinued Operations

Income (loss) net of tax from discontinued operations	4	—	(74)	7,336	(433)

Net Loss		(15,241)	(2,308)	(15,417)	(2,572)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		730	136	2,560	119
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		—	29	—	(82)
Other Comprehensive Income		730	165	2,560	37

Total Comprehensive Loss		$(14,511)	$(2,143)	$(12,857)	$(2,535)

Basic and diluted income (loss) per common share
Continuing operations		$(0.11)	$(0.02)	$(0.18)	$(0.02)
Discontinued operations		$—	$—	$0.06	$—

Weighted average number of common shares outstanding
Basic		135,994,157	117,651,172	127,001,872	112,614,101
Diluted		140,508,379	117,651,172	130,135,172	112,614,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 2

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2020	2019	2020	2019

Cash Flows used in Operating Activities
Net loss from continuing operations	$(15,241)	$(2,234)	$(22,753)	$(2,139)
Items not affecting cash from operations:
Reclamation management contract loss provision	87	(26)	62	—
Depreciation of fixed assets and right-of-use assets	416	405	1,246	1,233
Amortization of intangible assets	—	3	3	6
Share-based compensation expense	432	425	1,368	2,074
Finance costs, foreign exchange and other	371	38	329	(82)
Embedded derivative asset (gain) loss	11,976	191	15,458	(6,296)
Unrealized (gain) loss on investments	—	(4)	(169)	16
Deferred income tax provision	(2,249)	69	(3,388)	678
Changes in non-cash working capital balances related to operations
Increase in accounts and other receivables	(820)	(423)	(2,422)	(298)
(Increase) decrease in inventories	(563)	11	(562)	44
(Increase) decrease in prepaid expenses and other current assets	789	141	(111)	532
Increase in deferred revenue	(3)	—	(85)	—
Increase in accounts payable and accrued liabilities	2,764	514	3,149	574
Cash used in operating activities from continuing operations	(2,041)	(890)	(7,875)	(3,658)
Cash from operating activities from discontinued operations	—	421	417	(1,500)
Cash used in operating activities	(2,041)	(469)	(7,458)	(5,158)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(2,116)	(2,654)	(5,426)	(5,209)
Purchase or disposal of property, plant and equipment	(3,733)	(18)	(4,413)	(38)
Proceeds from disposal (purchase) of investments	19	109	(237)	109
Increase in restricted cash	(17)	(12)	(215)	(12)
Proceeds from sale of discontinued operations	—	—	12,100	—
Cash (used in) from investing activities from continuing operations	(5,847)	(2,575)	1,809	(5,150)
Cash (used in) from investing activities from discontinued operations	—	(896)	(40)	(1,003)
Cash (used in) from investing activities	(5,847)	(3,471)	1,769	(6,153)

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	30,014	—	38,640	12,135
Issuance costs	(1,692)	(88)	(2,548)	(1,387)
Repayment of lease liabilities	(172)	(55)	(319)	(169)
Proceeds from exercise of warrants	—	2,687	—	2,687
Proceeds from exercise of stock options	1,690	231	2,529	290
Cash from financing activities from continuing operations	29,840	2,775	38,302	13,556
Cash used in financing activities from discontinued operations	—	(87)	(40)	(270)
Cash from financing activities	29,840	2,688	38,262	13,286

Increase (Decrease) in Cash and Cash Equivalents	21,952	(690)	32,573	4,748
Change of Cash of Discontinued Operations	—	(562)	337	(2,773)
Cash and Cash Equivalents - Beginning of Period	17,799	11,803	6,841	8,576

Cash and Cash Equivalents - End of Period	$39,751	$10,551	$39,751	$10,551
SUPPLEMENTAL CASH FLOW INFORMATION (see note 16)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 3

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670
Net loss	—	—	—	—	—	(15,417)	—	(15,417)
Other comprehensive income	—	—	—	—	—	—	2,560	2,560
Share-based compensation expense recognized	—	—	—	1,575	—	—	—	1,575
Wheaton warrants (note 8)	—	—	4,800	—	—	—	—	4,800
Equity offering, net of issuance costs	15,656,675	36,090	—	—	—	—	—	36,090
Exercise of share options	1,969,833	3,833	—	(1,297)	—	—	—	2,536
Share options forfeited or expired	—	—	—	(1)	1	—	—	—
Release of RSU/DSU settlement shares	281,997	430	—	(430)	—	—	—	—

Balance - September 30, 2020	137,059,172	$269,465	$6,360	$8,492	$19,349	$(146,130)	$1,278	$158,814

Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630
Net loss	—	—	—	—	—	(2,572)	—	(2,572)
Other comprehensive income	—	—	—	—	—	—	37	37
Share-based compensation expense recognized	—	—	—	2,269	—	—	—	2,269
Equity offering, net of issuance costs	8,342,200	10,275	104	—	—	—	—	10,379
Credit facility fee - shares	171,480	211	—	—	—	—	—	211
Exercise of share options	409,500	430	—	(141)	—	—	—	289
Exercise of warrants	1,315,266	3,726	(1,038)	—	—	—	—	2,688
Share options forfeited or expired	—	—	—	(442)	442	—	—	—
Release of RSU settlement shares	391,988	636	—	(636)	—	—	—	—
Balance - September 30, 2019	118,629,336	228,181	1,560	6,891	19,348	(124,370)	(1,679)	129,931

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Alexco Resource Corp. | 4

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation primarily operates a mining business, comprising mineral exploration and mine development in the Yukon Territory of Canada. During the first quarter of 2020 the Corporation completed the sale through a share purchase agreement (the “AEG Sale Agreement”) of the Alexco Environmental Group (“AEG”). AEG was a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception. AEG provides consulting, remediation solutions, and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States (refer to Note 4).

The Corporation is in the process of exploring and developing its mineral properties in anticipation of mine commissioning and concentrate production scheduled to begin in late 2020. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

In preparing the consolidated financial statements, the Corporation makes judgments in applying its accounting policies. Apart from the critical judgments discussed below, the areas of policy judgment are consistent with those reported in Alexco’s 2019 annual consolidated financial statements. In addition, the Corporation makes assumptions about the future in deriving estimates used in preparing its consolidated financial statements. As disclosed in Alexco’s 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

•	COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods have become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities that Alexco intends to produce, on Alexco’s suppliers, on Alexco’s employees and contractors and on global financial markets.

During the year the Corporation has made efforts to safeguard the health of its employees, while continuing to operate safely and maintaining essential business activity. In addition, in late March 2020, to support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic as previously described, the Corporation temporarily suspended underground development of the Bermingham and Flame & Moth deposits at Keno Hill. Costs to maintain the site and contractors on standby and other costs associated with a potential restart of development activities were expensed. In July 2020, the Corporation re-commenced underground development activities.

These measures combined with commodity market fluctuations resulting from COVID-19 have affected the value of the embedded derivative resulting in a loss of $15,458,000 during the nine month period ended September 30, 2020. Assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could significantly affect the valuation of Alexco’s assets, both financial and non-financial.

Alexco Resource Corp. | 5

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Discontinued operation - AEG

Management’s judgment was applied in assessing whether the sale of Alexco’s subsidiary environmental business, AEG, met the criteria to be treated as a discontinued operation. Considerations included: whether there were separately identifiable operations from the remaining operations of the Corporation, and whether there were distinguishable cash. Management also noted that there are no remaining environmental consulting services performed by Alexco and that the subsidiary environmental business reported their separate financial results and cash flows to management and the board of directors and the chief operating decision maker of the Corporation. Management concluded that the subsidiary environmental business was a component that represents a separate major line of business and has accordingly applied the presentation for a discontinued operation.

•	Determination of technical feasibility and commercial viability of the Bermingham and Flame & Moth properties

Management’s judgement was required in applying the Corporation’s accounting policy for exploration and evaluation properties to determine when the technical feasibility and commercial viability of each property is demonstrable. Management considered the completed pre-feasibility study (“PFS”), receipt of all necessary permits, the finalized Wheaton Precious Metals (“Wheaton”) stream amendment, and the completed development financing and concluded that the technical feasibility and commercial viability of the Flame & Moth and Bermingham properties had been confirmed as at August 5, 2020.

●	Keno Hill cash generating unit (“CGU”) impairment assessment

On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable and accordingly, an impairment assessment was required at that date. As these assets do not generate cash flows that are independent from other assets, the recoverable amount of the CGU to which these assets belong is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets.

Management determined that the Keno Hill CGU included the assets and liabilities related to the Bellekeno, Flame & Moth, Bermingham and Lucky Queen properties, which are in the current mine plan.

The recoverable amount was determined by management based on the fair value less costs of disposal (“FVLCD”) method using discounted future cash flows. In arriving at FVLCD, discounted cash flows were estimated using significant assumptions related to commodity prices, foreign currency exchange rate, mineral reserves and resources, production profile, operating costs, capital costs and discount rate. Management estimates production profile, operating and capital costs and mineral reserves and resources based on information compiled and reviewed by management’s experts.

Management’s assessed FVLCD exceeded the carrying amount of the Keno Hill CGU and as a result, no impairment loss was recognized in the consolidated statement of loss and comprehensive loss.

3.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 12, 2020.

Alexco Resource Corp. | 6

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

4.	Disposition of Subsidiary Business, AEG

On February 14, 2020 the Corporation completed the sale of AEG through the AEG Sale Agreement to AEG’s executive management. AEG had been a wholly owned subsidiary, operating an environmental services business since the Corporation’s inception. Elsa Reclamation and Development Company Ltd. (“ERDC”) remains as the sole entity performing environmental management services and is specifically and contractually retained by the Federal Government of Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure and reclamation of the former United Keno Hill Mines (“UKHM”) mineral properties. ERDC and AEG are separately identifiable entities that have their own operations and cashflows that allow them to be distinguished from each other. Upon entering the AEG Sale Agreement, the Corporation considered AEG to be a disposal group held-for-sale and a discontinued operation. The Corporation recorded a gain on disposal of $8,030,000. Under the terms of the AEG Sale Agreement, AEG’s executive management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. On February 14, 2020 Alexco received $12,100,000 in cash, with the balance of $1,250,000 receivable pursuant to a non-interest bearing promissory note that matures on February 14, 2021.

The net income (loss) reported in discontinued operations for the nine month periods ended September 30, 2020 and 2019 is presented as follows:

	2020	2019
Environmental Services Revenue Environmental Services Costs General and administrative and other expenses Deferred tax expense on sale of discontinued operations	$ 2,020 (1,237) (1,263) (214)	$ 21,423 (16,445) (5,411) -
Gain on sale of discontinued operations	8,030	-

Income (loss) after tax from discontinued operations	$ 7,336	$ (433)

5.	Investments
	September 30 2020	December 31 2019

Common shares held	$ 4,699	$ 1,289
Warrants held	-	40

Total investments	4,699	1,329
Less: current portion	-	405

	$ 4,699	$ 924

As at September 30, 2020, the Corporation held 14,917,466 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2019 – 11,136,644).

During the three and nine month periods ended September 30, 2020, the Corporation recorded a pre-tax gain (loss) on investments on warrants of $nil and $169,000 (2019 – $(4,000) and $16,000), respectively, which were primarily attributed to Banyan. During the same periods, the Corporation also recorded in other comprehensive income a realized pre-tax gain on the sale of Golden Predator shares in the amount of $21,000 and $68,000 (2019 - $nil and $nil) and a fair value gain adjustment on common shares held primarily in Banyan, net of tax of $531,000 and $2,604,000 (2019 – $137,000 and $120,000), respectively.

Alexco Resource Corp. | 7

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Property, Plant and Equipment
Cost(i)	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$1,709	$5,584	$23,256	$10,312	$1,503	$42,364
Additions	—	1,136	1,364	1,829	9	4,338
Disposal of AEG	—	—	—	(2,212)	(427)	(2,639)
Disposals				(235)		(235)
Change of estimate in decommission provision	—	—	221	—	—	221

September 30, 2020	$1,709	$6,720	$24,841	$9,694	$1,085	$44,049

(i)	The total cost as at September 30, 2020 includes construction in progress of approximately $3,147,000

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$507	$5,022	$12,620	$8,061	$1,456	$27,666
Depreciation Disposal of AEG Disposals	58 — —	115 — —	877 — —	287 (977) (106)	10 (397) —	1,347 (1,374) (106)

September 30, 2020	$565	$5,137	$13,497	$7,265	$1,069	$27,533

Net book Value(ii)	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2019	$1,202	$562	$10,636	$2,251	$47	$14,698

September 30, 2020	$1,144	$1,583	$11,344	$2,429	$16	$16,516

(ii)	Refer to Note 9, as total net book value above excludes right-of-use assets net book value of $7,905,000 as at September 30, 2020

During the three and nine month periods ended September 30, 2020, the Corporation recorded total depreciation of property, plant and equipment of $423,000 and $1,347,000 (2019 – $490,000 and $1,458,000), respectively, of which $376,000 and $1,089,000 (2019 – $422,000 and $1,234,000) has been charged to income under general expenses and mine site maintenance, and $nil and $51,000 (2019 - $25,000 and $81,000) has been charged to discontinued operations.

Of the depreciation recorded for the three and nine month periods ended September 30, 2020, $47,000 and $207,000 (2019 – $68,000 and $224,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

Alexco Resource Corp. | 8

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Mineral Properties

	December 31 2019	Expenditures Incurred	Amendment to Wheaton Silver Purchase Agreement	September 30 2020

Mineral Properties
Keno Hill District Properties
Bellekeno	$7,566	$297	$—	$7,863
Lucky Queen	941	137	—	1,078
Onek	1,105	35	—	1,140
McQuesten(i)	1,997	—	—	1,997
Silver King	4,464	—	—	4,464
Flame & Moth	28,904	2,652	(7,354)	24,202
Bermingham	36,273	5,067	(7,481)	33,859
Elsa Tailings	884	—	—	884
Other Keno Hill Properties	7,373	—		7,373

Total	$89,507	$8,188	$(14,835)	$82,860

	December 31 2018	Expenditures Incurred	December 31 2019

Mineral Properties
Keno Hill District Properties
Bellekeno	$7,123	$443	$7,566
Lucky Queen	824	117	941
Onek	1,065	40	1,105
McQuesten(i)	1,997	—	1,997
Silver King	4,464	—	4,464
Flame & Moth	28,311	593	28,904
Bermingham	32,084	4,189	36,273
Elsa Tailings	884	—	884
Other Keno Hill Properties	5,474	1,899	7,373

Total	$82,226	$7,281	$89,507

(i)	Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement for Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($2,249,763 incurred to September 30, 2020), issue 1,600,000 shares (1,200,000 shares issued), deliver a PEA and PFS, pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at September 30, 2020, the option agreement is in good standing.

	Mining Properties	Exploration and Evaluation Properties	Total

September 30, 2020
Cost	$158,601	$14,718	$173,319
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$68,142	$14,718	$82,860

December 31, 2019
Cost	$100,073	$79,893	$179,966
Accumulated depletion and write-downs	(90,459)	—	(90,459)
Net book value	$9,614	$79,893	$89,507

As at September 30, 2020, mining properties include Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek.

Alexco Resource Corp. | 9

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

On August 5, 2020, the Bermingham and Flame & Moth properties were determined to be technically feasible and commercially viable and accordingly, an impairment assessment was required at that date. As these assets do not generate cash flows that are independent from other assets, the recoverable amount of the CGU to which these assets belong is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Management determined that the Keno Hill CGU included the assets and liabilities related to the Bellekeno, Flame & Moth, Bermingham and Lucky Queen properties, which are in the current mine plan.

Management’s assessed FVLCD exceeded the carrying amount of the Keno Hill CGU and as a result, no impairment loss was recognized in the consolidated statement of loss and comprehensive loss.

8.	Embedded Derivative Asset and Silver Stream
	September 30 2020	December 31 2019

Embedded derivative asset – Beginning of period	$15,160	$9,671

Fair value adjustment Amendment to Wheaton Silver Purchase Agreement	(15,458) 19,642	5,489

Embedded derivative asset – End of period	$19,344	$15,160

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014, and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered (the “Original Production Payment”). After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

Subsequently on March 29, 2017 and August 5, 2020, Alexco and Wheaton amended the SPA (the “Amended SPA”), which ultimately culminated in Wheaton continuing to receive 25% of the life of mine payable silver from the Keno Hill Silver District and the Original Production Payment replaced with a new production payment to Alexco to be based on a new payment formula (the “Amended Production Payment”) as outlined below:

•	During the earlier of the initial two years ending August 4, 2022 or eight million ounces of payable silver production, the Amended Production Payment from Wheaton to Alexco will be adjusted on a curve. The Amended Production Payment formula during the initial two years is a linear equation that pays 90% of spot price at US$15 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above); and

•	Following the initial two-year period, the Amended Production Payment formula remains a linear equation and will pay 90% of spot price at US$13 per ounce silver (and below) and 10% of spot price at US$23 per ounce silver (and above).

Additional terms of the amendments include a date for completion of the 400 tonne per day mine and mill completion test to December 31, 2021. If the completion test is not satisfied by December 31, 2021, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2021. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

Alexco Resource Corp. | 10

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In consideration of the March 29, 2017 amendment, on April 10, 2017 the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. This amendment introduced the variable production payment to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within the Amended SPA. The embedded derivative asset was initially recorded at fair value, which was consistent with the value of the consideration paid to Wheaton and subsequently revalued at each period end.

On August 5, 2020 the Corporation issued 2,000,000 common share purchase warrants (the “Wheaton Warrants”) to Wheaton, which partially compensated for amending the terms of the SPA. Each Wheaton Warrant entitles Wheaton to purchase one common share of the Company at an exercise price of $3.50, expiring August 5, 2025, with a fair value of $4,806,000 (US$3,624,000). Under the terms of the Amended SPA, the original US$50,000,000 deposit was again notionally reduced by this amount.

Management has concluded that the Amended SPA on August 5, 2020 was additional consideration received from Wheaton in order to preserve the long-term commercial viability of Keno Hill District properties and realize their 25% interest. On the date of the amendment, management valued the embedded derivative asset under the previously effective terms and again under the revised terms, and the gain to Alexco,net of the warrants issued, of $14,835,000 was credited against the mineral properties balance.

During the nine month period ended September 30, 2020, the change in fair value of the embedded derivative related to the Wheaton Silver Purchase Agreement resulted in a mark-to-market adjustment of $(15,458,000) (2019 – $6,296,000). The embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the Amended Production Payment under the Amended SPA which varies depending on the silver pricing curve. The model currently relies upon inputs from the PFS dated March 28, 2019, and considers payable ounces delivered. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve, silver price forward curve at quarter end, foreign currency exchange rate, mineral reserves and resources and production profile.

Based on assumptions used in the dynamic valuation model, the value of the derivative asset as at September 30, 2020 is $19,344,000. If, for example, the silver price was to decline from the current spot price to US$13 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $42,944,000. Similarly, if the silver price was to increase to US$25 per ounce and all other assumptions remained the same, the approximate derivative asset value would be $15,451,000. The impacts of these swings in the derivative asset value are recorded on the Statement of Income (Loss) through Other Income (Expenses). The inputs that have had the greatest influence on the dynamic valuation model to date include the changes in silver prices, anticipated mine plan silver production, interest rate yield curve, US dollar relative strength, and time to production realization.

Alexco Resource Corp. | 11

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

9.	Leases

a) Right-of-use assets (“ROU”)

The Corporation’s lease arrangements primarily include contracts for mining equipment leases for heavy machinery and equipment related to the re-start of mining operations at Keno Hill. As at September 30, 2020, $7,905,000 of ROU assets were recorded as part of property, plant and equipment.

	September 30 2020	December 31 2019
ROU assets – Beginning of period Additions	$1,350 7,326	$1,883 -
Depreciation Disposals	(495) (276)	(533 -)

ROU assets – End of period	$7,905	$1,350
(i)	During the three and nine month periods ended September 30, 2020, the Corporation recorded total depreciation of $329,000 and $495,000, respectively of which $nil and $50,000 has been charged to discontinued operations.

b) Lease liabilities

As at September 30, 2020, the Corporation had $7,047,000 of lease liabilities primarily for mining equipment leases for heavy machinery and equipment related to the re-start of mining operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at September 30, 2020 is 7.51%.

	September 30 2020	December 31 2019
Lease liability – Beginning of period Additions	$1,446 6,103	$1,883
Cash flows – Principal payments Non-cash changes – Accretion Disposals	(365) 174 (311)	(599) 162 -

Lease liability – End of period Less: current portion	7,047 2,514	1,446 406

Lease liability – Non-current portion	$4,533	$1,040
(ii)	During the three and nine month periods ended September 30, 2020, the Corporation made $177,000 and $365,000, respectively, in lease payments, of which $nil and $46,000 has been reclassified to discontinued operations. For the same periods, the Corporation recorded total accretion of $116,000 and $174,000 of which $nil and $5,000 has been charged to discontinued operations.

Alexco Resource Corp. | 12

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

c) Undiscounted lease payments

As at September 30, 2020, the Corporation’s undiscounted lease payments consisted of the following:

September 30 2020

2020	$812
2021 2022 2023 2024 Thereafter	3,064 2,658 1,458 809 60

$8,861
10.	Decommissioning and Rehabilitation Provision
	September 30 2020	December 31 2019

Balance – Beginning of period	$6,202	$5,286

Increase due to re-estimation	459	853
Accretion expense, included in finance costs	26	63

Balance – End of period	$6,687	$6,202

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $7,317,000 (December 31, 2019 – $7,464,000), with the expenditures expected to be incurred substantially over the course of the next 19 years. In determining the carrying value of the decommissioning and rehabilitation provision as at September 30, 2020, the Corporation has used a risk-free discount rate of 0.89% (December 31, 2019 – 1.65%) and an inflation rate of 2.0% (December 31, 2019 – 2.0%) resulting in a discounted amount of $6,635,000 (December 31, 2019 – $6,138,000).

11.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the nine month period ended September 30, 2020:

1.	On March 27, 2020, the Corporation completed a public offering and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8,625,948. This issuance is under the base shelf prospectus filed on September 21, 2018 as detailed below. The Corporation incurred share issuance costs of $898,000.
2.	On July 7, 2020, the Corporation completed a public offering and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30,013,620. This issuance is under the base shelf prospectus filed on September 21, 2018 as detailed below. The Corporation incurred share issuance costs of $1,650,000.
Alexco Resource Corp. | 13

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	256,997 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
4.	25,000 common shares were issued from treasury on the vesting of deferred share units (“DSUs”).
5.	1,969,833 options were exercised for proceeds of $2,529,000.

On September 21, 2018 the Corporation filed a short form base shelf prospectus (“Shelf”) with the securities commissions, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018. As at September 30, 2020, the balance remaining on the Shelf is $2,726,000.

In consideration of the August 5, 2020 amendment to the Wheaton silver purchase agreement, the Corporation issued 2,000,000 common share purchase warrants to Wheaton, whereby each warrant entitles Wheaton to purchase one common share of the Company at an exercise price of $3.50, expiring August 5, 2025, with a fair value of $4,806,000. The fair value of the warrants were estimated using the Black-Scholes warrant pricing model, assuming an average risk-free rate of 0.30% per annum, an expected life of warrants of 5 years, an expected volatility of 68% based on historical volatility, an expected forfeiture rate of 0% and no expected dividends. As at September 30, 2020, none of the common share purchase warrants have been exercised.

Equity Incentive Plans

At the Corporations annual general meeting held June 6, 2019, the shareholders approved three new equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”), under which the aggregate number of common shares:

i.	On the Option Plan the maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	On the RSU Plan the maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	On the DSU Plan the maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at September 30, 2020, a total of 8,793,900 stock options, 406,673 RSUs and 255,000 DSUs were outstanding under the Equity Incentive Plans and a total of 4,912,017 stock options, 3,705,102 RSUs and 1,820,000 DSUs remain available for future granting.

Incentive Stock Options

Generally stock options under the New Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

Alexco Resource Corp. | 14

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2019	$1.81	10,465,233	$8,151

Stock options granted	$2.41	303,500	—
Share-based compensation expense	—	—	1,227
Options exercised	$1.30	(1,969,833)	(1,297)
Options forfeited or expired	$0.60	(5,000)	(1)

Balance – September 30, 2020	$1.95	8,793,900	$8,080

Balance – December 31, 2018	$1.66	7,738,833	$5,469

Stock options granted	$1.93	4,053,900	—
Share-based compensation expense	—	—	3,507
Options exercised	$0.90	(852,500)	(383)
Options forfeited or expired	$1.94	(475,000)	(442)

Balance – December 31, 2019	$1.81	10,465,233	$8,151

During the nine month period ended September 30, 2020, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming an average risk-free rate of 0.40% per annum (2019 – 1.45% to 1.86%), an expected life of options of 4 years (2019 – 4 years), an expected volatility of 68% (2019 – 71%) based on historical volatility, an expected forfeiture rate of 0.5% (2019 – 2%) and no expected dividends (2019 – nil).

Incentive share options outstanding and exercisable at September 30, 2020 are summarized as follows:

	Options Outstanding				Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)		Average Exercise Price	Number of Shares Issuable on Exercise		Average Exercise Price

$0.84	710,000	0.37		$0.84	710,000		$0.84
$1.27	1,493,750	3.26		$1.27	1,493,750		$1.27
$1.27	325,000	1.26		$1.27	—		$1.27
$1.73	400,000	0.69		$1.73	400,000		$1.73
$1.75	40,000	1.88		$1.75	40,000		$1.75
$1.76	50,000	3.49		$1.76	50,000		$1.76
$1.78	150,000	0.74		$1.78	150,000		$1.78
$1.93	60,000	2.61		$1.93	60,000		$1.93
$2.07	1,537,000	2.33		$2.07	1, 537,000		$2.07
$2.07 $2.12	587,000 194,500	2.33 4.54	$ $	2.07 2.12	— 64,833	$ $	2.07 2.12
$2.32	1,233,000	1.34		$2.32	1,233,000		$2.32
$2.61	1,963,650	4.21		$2.61	654,550		$2.61
$3.86	50,000	4.94		$3.86	16,667		$3.86

	8,793,900	2.54		$1.95	6,409,800		$1.82

The weighted average share price at the date of exercise for options exercised during the three and nine month periods ended September 30, 2020 was $3.81 and $3.35 (2019 - $2.66 and $2.33), respectively.

During the three and nine month periods ended September 30, 2020, the Corporation recorded total share-based compensation expense of $385,000 and $1,227,000 (2019 – $309,000 and $1,638,000), respectively, which related to incentive share options, of which $63,000 and $205,000 (2019 – $26,000 and $195,000) was recorded to mineral properties and $322,000 and $1,022,000 (2019 – $283,000 and $1,443,000) has been charged to income.

Alexco Resource Corp. | 15

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2019	663,670	$494

Share-based compensation expense recognized	—	345
RSUs vested	(256,997)	(365)

Balance – September 30, 2020	406,673	$474

Balance – December 31, 2018	273,989	$371

RSUs granted	860,000	—
Share-based compensation expense recognized	—	963
RSUs vested	(470,319)	(840)

Balance – December 31, 2019	663,670	$494

During the nine month period ended September 30, 2020 the Corporation granted a total of nil RSUs (2019 – 625,000) with a total grant-date fair value determined to be $nil (2019 - $399,000).

Included in general and administrative expenses for the three and nine month periods ended September 30, 2020 is share-based compensation expense of $110,000 and $345,000 (2019 – $142,000 and $631,000), respectively, related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the nine month period ended September 30, 2020 was $2.76 (2019 - $1.46).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

During the nine month period ended September 30, 2020 the Corporation granted no DSUs (2019 – nil) and 25,000 DSUs were redeemed.

Alexco Resource Corp. | 16

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and nine month periods ending September 30, 2020 and 2019 as follows:

Corporate	Three months ended		Nine months ended
	2020	2019	2020		2019

Depreciation of property, plant and equipment Depreciation of ROU assets	$16 52	$22 52	$	$ 58 156	$67 156
Amortization of intangible assets	—	3		3	8
Business development and investor relations	43	100		299	301
Office and administration	279	154		565	416
Professional and advisory	367	228		828	368
Regulatory	28	41		225	198
Salaries and contractors	623	488		1,799	2,050
Share-based compensation	382	418		1,166	2,021
Travel	3	96		28	184

	$1,793	$1,602		$5,127	$5,769
Discontinued operations(i)
	2020	2019		2020	2019
General and administrative expenses
AEG	$—	$1,419		$1,263	$5,411

	$—	$1,419		$1,263	$5,411

(i) The environmental services business, AEG, was sold on February 14, 2020. These expenses are reflected under discontinued operations and are no longer being incurred by Alexco subsequent to February 14, 2020 (see Note 4).
13.	Mine Site Maintenance

The Corporation recorded mine site maintenance expenses for the three and nine month periods ended September 30, 2020 and 2019 as follows:

	Three months ended		Nine months ended
	2020	2019	2020	2019

Depreciation of property, plant and equipment	$360	$309	$1,030	$924
Salaries and contractors	1,508	31	2,138	142
Materials and equipment	1,417	10	1,571	99
Other expenses	125	79	712	343

	$3,410	$429	$5,451	$1,508

(i) Mine site maintenance expenditures are directly related to rehabilitation and dewatering work at the Bellekeno mine in preparation for initial ore production in Q4 2020 and non-capital refurbishment work at Keno Hill in preparation for mill commissioning in Q4 2020.

Alexco Resource Corp. | 17

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Other Income and Expenses

The Corporation recorded other income and expenses for the three and nine month periods ended September 30, 2020 and 2019 as follows:

	Three months ended		Nine months ended
	2020	2019	2020	2019

Credit facility fee	$—	$(72)	$—	$(389)
Interest on lease liabilities	(116)	(37)	(174)	(118)
Gain on investments	—	—	169	—
Interest income	64	74	156	124
Foreign exchange gain (loss)	—	(13)	15	(37)
Other income (expenses)	(106)	(13)	(121)	(56)

	$(158)	$(61)	$45	$(476)
15.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	September 30 2020	December 31 2019

Fair value through profit or loss:
Warrants	Level 2	$—	$40
Embedded derivative - Wheaton agreement	Level 3	$19,344	$15,160

Fair value through other comprehensive loss:
Investment in marketable securities	Level 1	$4,699	$1,289
		$24,043	$16,489

During the nine month period ended September 30, 2020, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.23% (2019 – 1.59%) per annum, an expected life of options of 0.22 years (2019 – 0.80 to 1.23 years), an expected volatility of 81% (2019 – 75% to 78%) based on historical volatility and no expected dividends (2019 – nil).

During the nine month period ended September 30, 2020, the fair value of the embedded derivative related to the Wheaton Silver Purchase Agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $(15,458,000) (2019 – $6,296,000). The model currently relies upon inputs from the PFS dated March 28, 2019, and considers payable ounces delivered. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end (Note 2).

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

Alexco Resource Corp. | 18

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2020 and 2019 is summarized as follows:

	Three months ended		Nine months ended
	2020	2019	2020	2019
Operating Cash Flows Arising From Interest and Taxes
Interest received	22	43	67	95

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	63	26	205	195
Capitalization of depreciation to mineral properties	341	68	501	224
Capitalization of re-estimation of decommissioning and rehabilitation provision	(13)	80	459	317
Increase (decrease) in non-cash working capital related to:
Mineral properties	(2,307)	(312)	(1,819)	(286)
17.	Segmented Information

The Corporation had two operating segments during the three and nine month periods ended September 30, 2020 and 2019, which include mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and environmental services carried out through ERDC and AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. AEG was sold on February 14, 2020 (see Note 4). The Corporation will continue to operate a reclamation management segment of the business focused on the clean-up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer.

Segmented information as at and for the three and nine month periods ended September 30, 2020 and 2019 is summarized as follows:

As at and for the three month period ended September 30, 2020	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$795	$—	$—	$795
Total revenues as reported	795	—	—	795

Cost of sales	948	—	—	948
Depreciation and amortization	—	360	68	428
Share-based compensation	—	—	382	382
Other G&A expenses	—	101	1,325	1,426
Mine site care and maintenance	—	3,050	—	3,050
Foreign exchange (gain) loss	—	(2)	3	1
Loss on derivative asset	—	11,976	—	11,976
Other (income) loss	—	85	(11)	74

Segment income (loss) before taxes	$(153)	$(15,570)	$(1,767)	$(17,490	)(i)

Total assets	$1,239	$133,853	$48,106	$183,198
Total liabilities	$164	$21,674	$2,546	$24,384

Alexco Resource Corp. | 19

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three month period ended September 30, 2019	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$555	$—	$—	555
Total revenues as reported	555	—	—	555

Cost of sales	471	—	—	471
Depreciation and amortization	—	309	77	386
Share-based compensation	—	—	419	419
Other G&A expenses	—	16	1,090	1,106
Mine site care and maintenance	—	120	—	120
Foreign exchange (gain) loss	—	1	(8)	(7)
Loss on investments		(2)	(1)	(3)
Gain on derivative asset	—	191	—	191
Other (income) loss	—	24	14	38

Segment income (loss) before taxes	$(84)	$659	$1,591	$(2,166	)(i)

Total assets	$12,401	$124,259	$13,434	$150,094
Total liabilities	$5,494	$11,971	$2,698	$20,163

As at and for the nine month period ended September 30, 2020	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$2,233	$—	$—	$2,233
Total revenues as reported	2,333	—	—	2,233

Cost of sales	2,383	—	—	2,383
Depreciation and amortization	—	1,030	217	1,247
Share-based compensation	—	—	1,166	1,166
Other G&A expenses	—	101	3,743	3,844
Mine site care and maintenance	—	4,421	—	4,421
Foreign exchange (gain) loss	—	(1)	(14)	(15)
(Gain) loss on investments	—	6	(175)	(169)
Loss on derivative asset	—	15,458	—	15,458
Other (income) loss	—	85	(46)	39

Segment income (loss) before taxes	$(150)	$(21,100)	$(4,891)	$(26,141)

Total assets	$1,239	$133,853	$48,106	$183,198
Total liabilities	$164	$21,674	$2,546	$24,384

Alexco Resource Corp. | 20

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the nine month period ended September 30, 2019	Reclamation Management	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$1,703	$—	$—	$1,703
Total revenues as reported	1,703	—	—	1,703

Cost of sales	1,756	—	—	1,756
Depreciation and amortization	—	924	231	1,155
Share-based compensation	—	—	2,022	2,022
Other G&A expenses	—	53	3,463	3,516
Mine site care and maintenance	—	584	—	584
Foreign exchange (gain) loss	—	(4)	18	14
Loss on investments		3	13	16
Gain on derivative asset	—	(6,296)	—	(6,296)
Other (income) loss	—	38	360	398

Segment income (loss) before taxes	$(53)	$4,698	$(6,107)	$(1,462	)(i)

Total assets	$12,401	$124,259	$13,434	$150,094
Total liabilities	$5,494	$ 11, 971	$2,698	$20,163
(i)	Represents consolidated loss before taxes.
18.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management includes the Corporation’s Board of Directors and members of senior management. Key management compensation for the three and nine month periods ended September 30, 2020 and 2019 was as follows:

	Three months ended		Nine months ended
	2020	2019	2020	2019

Salaries and other short-term benefits	$431	$570	$1,731	$2,048
Share-based compensation	317	369	1,028	1,859

	$748	$939	$2,759	$3,907

Key management includes the Corporation’s Board of Directors and members of senior management.

19.	Commitments

As at September 30, 2020, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $7,654,000, primarily related contracts for mining equipment leases related to the re-start of mining operations at Keno Hill.

Alexco Resource Corp. | 21